Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 25, 2011, except for Note 4 and Note 5, as to which the report is dated April 7, 2011, with respect to the consolidated balance sheets of Independence Realty Trust, Inc. (formerly Empire American Realty Trust, Inc.) (a Maryland Corporation in the Development Stage) and subsidiary contained in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in this Registration Statement and Prospectus and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 1, 2011